UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 21, 2015
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and nine months ended September 30, 2015. On October 21, 2015, Credit Suisse Group AG (Group) announced its results for such three and nine month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.
The 3Q15 Credit Suisse Financial Report as of and for the three and nine months ended September 30, 2015 will be published on or about October 30, 2015.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	3Q15	3Q14	% change	9M15	9M14	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,303	4,394	(2)	14,449	14,274	1
Interest expense	(2,353)	(2,346)	0	(7,680)	(7,656)	0
Net interest income	1,950	2,048	(5)	6,769	6,618	2
Commissions and fees	2,839	3,203	(11)	8,971	9,726	(8)
Trading revenues	744	830	(10)	2,642	1,577	68
Other revenues	220	288	(24)	716	1,465	(51)
Net revenues	5,753	6,369	(10)	19,098	19,386	(1)
Provision for credit losses	97	43	126	155	66	135
Compensation and benefits	2,526	2,774	(9)	8,391	8,771	(4)
General and administrative expenses	2,111	2,057	3	5,811	7,220	(20)
Commission expenses	415	388	7	1,208	1,128	7
Total other operating expenses	2,526	2,445	3	7,019	8,348	(16)
Total operating expenses	5,052	5,219	(3)	15,410	17,119	(10)
Income from continuing operations before taxes	604	1,107	(45)	3,533	2,201	61
Income tax expense	46	334	(86)	1,058	1,129	(6)
Income from continuing operations	558	773	(28)	2,475	1,072	131
Income/(loss) from discontinued operations, net of tax	0	106	(100)	0	112	(100)
Net income	558	879	(37)	2,475	1,184	109
Net income/(loss) attributable to noncontrolling interests	(17)	59	–	(18)	452	–
Net income attributable to shareholders	575	820	(30)	2,493	732	241
of which from continuing operations	575	714	(19)	2,493	620	302
of which from discontinued operations	0	106	(100)	0	112	(100)

Condensed consolidated balance sheets
end of	3Q15	4Q14	% change
Assets (CHF million)
Cash and due from banks	92,938	78,000	19
Interest-bearing deposits with banks	4,068	4,104	(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,492	163,208	(19)
Securities received as collateral	26,322	26,854	(2)
Trading assets	200,047	241,313	(17)
Investment securities	2,790	2,379	17
Other investments	7,228	8,467	(15)
Net loans	257,903	255,928	1
Premises and equipment	4,318	4,441	(3)
Goodwill	7,648	7,766	(2)
Other intangible assets	209	249	(16)
Brokerage receivables	48,499	41,629	17
Other assets	56,914	70,511	(19)
Total assets	841,376	904,849	(7)
Liabilities and equity (CHF million)
Due to banks	27,773	26,506	5
Customer deposits	347,333	357,569	(3)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	51,313	70,119	(27)
Obligation to return securities received as collateral	26,322	26,854	(2)
Trading liabilities	62,336	72,667	(14)
Short-term borrowings	14,007	25,921	(46)
Long-term debt	184,806	172,947	7
Brokerage payables	40,069	56,977	(30)
Other liabilities	42,692	50,648	(16)
Total liabilities	796,651	860,208	(7)
Total shareholder's equity	43,322	42,895	1
Noncontrolling interests	1,403	1,746	(20)
Total equity	44,725	44,641

Total liabilities and equity	841,376	904,849	(7)
BIS statistics (Basel III)
end of	3Q15	4Q14	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	37,959	40,853	(7)
Total tier 1 capital	45,656	47,114	(3)
Total eligible capital	55,463	58,111	(5)
Capital ratios (%)
CET1 ratio	13.4	14.4	–
Tier 1 ratio	16.2	16.6	–
Total capital ratio	19.6	20.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	9M15	9M14	9M15	9M14
Statements of operations (CHF million)
Net revenues	19,098	19,386	19,587	19,870
Total operating expenses	15,410	17,119	15,377	17,024
Income from continuing operations before taxes	3,533	2,201	4,019	2,735
Income from continuing operations	2,475	1,072	2,869	1,519
Net income attributable to shareholders	2,493	732	2,884	1,184
of which from continuing operations	2,493	620	2,884	1,072
Comparison of selected operations statement information
	Bank		Group
in	3Q15	3Q14	3Q15	3Q14
Statements of operations (CHF million)
Net revenues	5,753	6,369	5,985	6,578
Total operating expenses	5,052	5,219	5,023	5,181
Income from continuing operations before taxes	604	1,107	852	1,338
Income from continuing operations	558	773	769	972
Net income attributable to shareholders	575	820	779	1,025
of which from continuing operations	575	714	779	919

Comparison of selected balance sheet information
	Bank		Group
end of	3Q15	4Q14	3Q15	4Q14
Balance sheet statistics (CHF million)
Total assets	841,376	904,849	858,420	921,462
Total liabilities	796,651	860,208	812,920	876,461

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 3Q15

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
 (Registrant)

Date: October 21, 2015
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer